

July 1, 2011

Via E-mail
Mr. Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts  01748

>   **Re:    EMC Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Forms 8-K Filed January 25, 2011, March 17, 2011 and April 20, 2011**
>   **File No. 001-09853**

Dear Mr. Tucci:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief